寶維斯律師事務所
香港及國際律師

12TH FLOOR, HONG KONG CLUB BUILDING 3A CHATER ROAD, CENTRAL, HONG KONG
TELEPHONE (852) 2536-9933 FACSIMILE (852) 2536-9622

WRITER'S DIRECT DIAL NUMBER

WRITER'S DIRECT E-MAIL ADDRESS

WRITER'S DIRECT FACSIMILE

PARTNERS
JEANETTE K. CHAN
JOHN E. LANGE


06013870


SEC MAIL PROCESSING
MAY 24 2006
WASH, D.C.
192

Rule 12g3-2(b) File No. 82-34792

May 24, 2005

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Doc #:BJ1:64350.1

This letter, together with the enclosures listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 852-2846-0388, fax: 852-2536-9622).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,



Jeanette K. Chan

Enclosures

ANNEX A

Date	**Description**
April 24, 2006	Notice of Annual General Meeting
April 24, 2006	Circular with Respect to the General Mandates to Issue and Repurchase Shares, Re-Election of Directors, Amendment to the Articles of Association and Notice of Annual General Meeting
April 24, 2006	Form of Proxy for Use at the Annual General Meeting to Be Held on May 24, 2006



Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Tencent Holdings Limited (the "Company") will be held at Salon 6, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 24 May 2006, at 3:00 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2005.

2. To declare a final dividend.

3. To re-elect Directors and authorize the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

As special business, to consider and if thought fit, to pass with or without modification the following resolutions as Ordinary Resolutions:

5. "**That:**

   (a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

   (b) the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the articles

of association of the Company from time to time, shall not exceed twenty per cent (20%) of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue"means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**That:**

(a) a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$0.0001 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent (10%) of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution; and

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**That**, conditional upon the passing of Resolutions 5 and 6 set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution 6 shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution 5."

As special business, to consider and if thought fit, to pass with or without modification the following resolution as a Special Resolution:

8. "**That** the articles of association of the Company be amended as follows:

   by deleting the word "special" before the word "resolution" in the first sentence of Article 86(5) and replacing therefor the word "ordinary"."

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 24 April 2006

Notes:

1. The register of members will be closed from Wednesday, 17 May 2006 to Wednesday, 24 May 2006, both days inclusive, during which period no transfer of shares will be registered. In order to be entitled to attend and vote at the forthcoming Annual General Meeting and to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:00 p.m. on Tuesday, 16 May 2006.

2. Any member entitled to attend and vote at the Annual General Meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint one or, if he holds two more shares, more person(s) as his proxy or proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. To be valid, the form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof.

4. A circular containing further details regarding Resolutions 5 to 8 above is expected to be despatched to shareholders on or about 26 April 2006.

As at the date of this announcement, the directors of the Company are:

Executive Directors:	Ma Huateng and Zhang Zhidong;
Non-Executive Directors:	Antonie Andries Roux and Charles St Leger Searle; and
Independent Non-Executive Directors:	Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

Please also refer to the published version of this announcement in The Standard.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tencent Holdings Limited, you should at once hand this circular together with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES
RE-ELECTION OF DIRECTORS
AMENDMENT TO THE ARTICLES OF ASSOCIATION
AND
NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of Tencent Holdings Limited (the "Company") to be held at 3:00 p.m. on Wednesday, 24 May 2006 at Salon 6, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong ("AGM") is set out on pages 14 to 16 of this circular. Whether or not you are able to attend the AGM, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned meeting should you so wish.

24 April 2006

CONTENTS

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

Executive Directors:
Mr. Ma Huateng *(Chairman)*
Mr. Zhang Zhidong

Non-executive Directors:
Mr. Antonie Andries Roux
Mr. Charles St Leger Searle

Independent Non-executive Directors:
Mr. Li Dong Sheng
Mr. Iain Ferguson Bruce
Mr. Ian Charles Stone

Registered office:
Century Yard,
Cricket Square,
Hutchins Drive,
P.O. Box 2681 GT,
George Town,
Grand Cayman,
Cayman Islands

Principal place of business in Hong Kong:
Room 3002, 30th Floor,
Far East Finance Centre,
16 Harcourt Road,
Hong Kong

24 April 2006

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES
RE-ELECTION OF DIRECTORS
AMENDMENT TO THE ARTICLES OF ASSOCIATION
AND
NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the Annual General Meeting ("AGM") of Tencent Holdings Limited (the "Company") regarding (i) the granting to the directors of the Company ("Directors") of general and unconditional mandates for the issue and repurchase of the securities of the Company (ii) the re-election of retiring Directors and (iii) the proposed amendment to the articles of association of the Company (the "Articles").

1. GENERAL MANDATE TO ISSUE SHARES

At the AGM, an ordinary resolution will be proposed for the shareholders to consider and, if thought fit, grant a general mandate to the Directors to exercise the power of the Company to allot, issue and deal with shares of HK$0.0001 each in the capital of the Company ("Shares") (the "Share Issue Mandate"). The Shares which may be allotted and issued pursuant to the Share Issue Mandate is up to 20% of the issued share capital of the Company on the date of passing the resolution approving the Share Issue Mandate. In addition, an ordinary resolution will also be proposed for the shareholders to consider and, if thought fit, approve the extension of the Share Issue Mandate by adding to the aggregate number of Shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the Share Issue Mandate the number of Shares purchased under the Share Repurchase Mandate (referred to and as defined in section 2 below), if granted.

Details of the Share Issue Mandate and the extension of the Share Issue Mandate are respectively set out in Resolutions 5 and 7 in the notice of the AGM set out on pages 14 to 16 of this circular. The Share Issue Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or by law to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Issue Mandate is revoked or varied by an ordinary resolution of the shareholders of the Company.

2. GENERAL MANDATE TO REPURCHASE SHARES

At the AGM, an ordinary resolution will be proposed for the shareholders to consider and, if thought fit, grant a general mandate to the Directors to exercise the power of the Company to repurchase Shares (the "Share Repurchase Mandate"). The Shares which may be repurchased pursuant to the Share Repurchase Mandate are up to 10% of the issued share capital of the Company on the date of passing the resolution approving the Share Repurchase Mandate.

As at 21 April 2006, the latest practicable date prior to the printing of this circular (the "Latest Practicable Date"), the issued share capital of the Company comprised 1,757,932,710 Shares. Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the date of passing the resolution approving the Share Repurchase Mandate, the maximum number of Shares which may be repurchased pursuant to the Share Repurchase Mandate on the date of passing the resolution approving the Share Repurchase Mandate will be 175,793,271 Shares, which represent 10% of the then issued share capital of the Company.

An explanatory statement, giving certain information regarding the Share Repurchase Mandate, is set out in Appendix I to this circular. The Share Repurchase Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or by law to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Repurchase Mandate is revoked or varied by an ordinary resolution of the shareholders of the Company.

3. RE-ELECTION OF DIRECTORS

In accordance with Article 87 of the Articles, Messrs. Ma Huateng, Zhang Zhidong, Antonie Andries Roux, Charles St Leger Searle, Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone would retire at the AGM and, being eligible, would offer themselves for re-election. Details of the Directors who are proposed to be re-elected at the AGM are set out in Appendix II to this circular.

4. AMENDMENT TO THE ARTICLES OF ASSOCIATION

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has announced certain amendments to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") which came into effect on 1 March 2006.

Appendices 3 and 13 of the Listing Rules have been amended, inter alia, to enable the removal of Directors by an ordinary resolution passed in a general meeting. In order to bring the Articles in line with the recently amended Listing Rules, the Directors propose to the shareholders to approve the special resolution at the AGM to amend the existing Articles, which allows the Company to remove Directors by ordinary resolution, as follows:

"To amend Article 86(5) by deleting the word "special" before the word "resolution" in the first sentence of Article 86(5) and replacing therefor the word "ordinary"."

5. ANNUAL GENERAL MEETING

A notice convening the AGM to be held at Salon 6, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 24 May 2006 at 3:00 p.m. is set out on pages 14 to 16 of this circular.

The procedure by which shareholders of the Company may demand a poll at any general meeting of the Company is set out in section 6 below.

A proxy form for use at the AGM is enclosed, a copy of which can also be obtained via the website of the Stock Exchange. Whether or not you are able to attend the AGM, you are requested to complete the enclosed proxy form in accordance with the instructions printed thereon and return the same to the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting at the AGM or any adjourned meeting if you so wish.

6. RIGHT TO DEMAND A POLL

Pursuant to Article 66 of the Articles, at any general meeting, a resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

7. RECOMMENDATION

The Directors believe that the grant of the Share Issue Mandate and the Share Repurchase Mandate, the re-election of Directors and the proposed amendment to the Articles to be proposed at the AGM are in the best interests of the Company and its shareholders. Accordingly, the board of Directors recommends you to vote in favour of the resolutions to be proposed at the AGM.

Yours faithfully,
Ma Huateng
Chairman

This Explanatory Statement includes information required under Rule 10.06(1)(b) of the Listing Rules to be given to the shareholders of the Company in connection with the proposed share repurchase mandate to be granted to the Directors.

(a) **Listing Rules**

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their fully-paid up shares on the Stock Exchange subject to certain restrictions.

(b) **Shareholders' approval**

The Listing Rules provide that all on-market share repurchases by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by specific approval of a particular transaction or by a general mandate to the directors of the company to make such repurchases.

(c) **Exercise of the Share Repurchase Mandate**

As at the Latest Practicable Date, there were 1,757,932,710 ordinary Shares in issue. Subject to the passing of the ordinary resolution approving the Share Repurchase Mandate and on the basis that no further Shares are issued and no Shares are repurchased prior to the AGM, the Directors would be authorised under the Share Repurchase Mandate to repurchase a maximum of 175,793,271 Shares, which represent 10% of the then issued share capital of the Company.

(d) **Reasons for the Repurchase of Shares**

The Directors believe that the Share Repurchase Mandate is in the best interest of the Company and its shareholders. Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per Share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company flexibility to do so if and when appropriate. The timing and the number(s), the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

(e) **Source of Funds**

Repurchases must be made out of funds which are legally available for such purpose in accordance with all applicable laws of the Cayman Islands and the Company's memorandum of association and the Articles. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

There could be adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the financial year ended 31 December 2005) in the event that the proposed share

repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or its gearing level.

(f) **Share Prices**

The highest and lowest prices at which the Shares had been traded on the Stock Exchange in each of the past twelve months to the Latest Practicable Date were as follows:

	Share Prices (per Share)	
	Highest	**Lowest**
	HK$	*HK$*
2005		
April	5.70	5.00
May	5.70	5.20
June	6.65	5.55
July	6.45	5.75
August	8.00	5.75
September	9.50	7.55
October	9.70	7.85
November	9.10	7.25
December	8.60	7.95
2006		
January	10.70	8.35
February	11.40	9.65
March	13.60	9.80
April (up to the Latest Practicable Date)	15.75	12.80

(g) **Undertaking**

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Share Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands. The Directors have also undertaken not to repurchase any shares if there is less than a minimum of 25% of the total issued share capital of the Company in public hands.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, currently intends to sell Shares to the Company or its subsidiaries in the event that the Share Repurchase Mandate is approved by the shareholders.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell the Shares to the Company, or has undertaken not to do so in the event that the Company is authorised to make repurchases of Shares.

(h) **Hong Kong Code on Takeovers and Mergers**

Pursuant to Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Code"), if as a result of a share repurchase, a shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of the Code and, if such increase results in a change of control, may in certain circumstances give rise to an obligation to make a mandatory offer for Shares under Rule 26 of the Code.

As at the Latest Practicable Date, MIH QQ (BVI) Limited ("MIH") was interested in 630,240,380 Shares, representing approximately 35.85% of the issued share capital of the Company. In the event that the Directors exercised the Share Repurchase Mandate in full, the shareholding of MIH in the Company would be increased to approximately 39.83% of the issued share capital of the Company. The increase of MIH's proportionate interest in the Company will be treated as an acquisition for the purpose of the Code. Accordingly, MIH or a group of shareholders acting in concert with it could obtain or consolidate control of the Company and, when exceeding the 2% creeper, become obliged to make a mandatory offer in accordance with Rule 26 of the Code as a result of any such increase. Save as disclosed herein, the Directors are not aware of any consequences which may arise under the Code if the Share Repurchase Mandate is exercised. The Directors have no present intention to exercise the Share Repurchase Mandate to such an extent as would trigger the application of the Code in the manner described above.

(i) **Shares purchased by the Company**

In the six months immediately preceding the Latest Practicable Date, the Company has purchased a total of 32,623,000 Shares on the Stock Exchange, details of which are as follows:

			Price Per Share	
	Date of repurchases	**Number of Securities purchased**	**Highest Price Paid** *HK$*	**Lowest Price Paid** *HK$*
1	24-Nov-05	322,000	8.5	8.2
2	25-Nov-05	125,000	8.5	8.5
3	1-Dec-05	500,000	8.1	8.1
4	2-Dec-05	1,972,000	8.35	8.05
5	5-Dec-05	80,000	8.3	8.3
6	6-Dec-05	786,000	8.3	8.2
7	7-Dec-05	1,176,000	8.25	8.2
8	8-Dec-05	480,000	8.25	8.2
9	9-Dec-05	763,000	8.3	8.25
10	12-Dec-05	218,000	8.3	8.25
11	14-Dec-05	160,000	8.4	8.4
12	15-Dec-05	1,155,000	8.4	8.35
13	16-Dec-05	1,483,000	8.35	8.15

	Date of repurchases	Number of Securities purchased	Price Per Share Highest Price Paid HK$	Lowest Price Paid HK$
14	19-Dec-05	1,453,000	8.2	8.15
15	20-Dec-05	2,139,000	8.4	8.3
16	21-Dec-05	1,454,000	8.4	8.3
17	23-Jan-06	914,000	9.65	9.5
18	24-Jan-06	3,670,000	9.75	9.5
19	2-Feb-06	522,000	9.9	9.85
20	3-Feb-06	408,000	9.9	9.8
21	8-Feb-06	1,650,000	9.9	9.8
22	9-Feb-06	691,000	9.9	9.85
23	10-Feb-06	100,000	9.9	9.9
24	14-Feb-06	100,000	9.95	9.95
25	18-Apr-06	3,761,000	15.00	14.05
26	19-Apr-06	3,930,000	15.10	14.95
27	20-Apr-06	2,183,000	15.10	14.55
28	21-Apr-06	428,000	15.10	14.80

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the six months preceding the Latest Practicable Date.

The following are the particulars of the Directors proposed to be re-elected at the AGM:

1. **Ma Huateng**

Ma Huateng, age 34, is an executive Director, Chairman of the Board and Chief Executive Officer of the Company. Mr. Ma has overall responsibilities for strategic planning and positioning and management of the Group. Mr. Ma is one of the core founders and has been employed by the Group since 1999. Prior to his current employment, Mr. Ma was in charge of research and development for Internet paging system development at China Motion Telecom Development Limited, a supplier of telecommunications services and products in China. Mr. Ma is a member of the 4th Shenzhen Municipal People's Congress. Mr. Ma has a Bachelor of Science degree specializing in Computer & its Application obtained in 1993 from Shenzhen University and more than 11 years of experience in the telecommunications and Internet industries.

Mr. Ma is the beneficial owner of Advance Data Services Limited, a substantial shareholder of the Company, holding 232,483,080 Shares representing approximately 13.22% of the issued share capital of the Company within the meaning of Part XV of the Securities and Futures Ordinance; otherwise, he does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. There is a service contract between the Company and Mr. Ma for a term of three years from 25 March 2004. Mr. Ma is subject to retirement and re-election at annual general meetings of the Company in accordance with the Articles. Mr. Ma is entitled to an annual base salary after tax of RMB1,430,000 and other payment under any bonus program on a pro rata basis for the year 2005 according to the service contract with the Company. The total package received in the year 2005 by Mr. Ma was approximately RMB4.17 million (before tax), which included the base salary paid under the service contract, a performance bonus and the contribution to the retirement funds.

Save as disclosed herein, there is no information that should be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) and there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

2. **Zhang Zhidong**

Zhang Zhidong, age 34, is an executive Director and Chief Technology Officer of the Company. Mr. Zhang has overall responsibilities for the development of our proprietary technologies, including the basic IM platform and massive-scale online application systems. Mr. Zhang is one of the core founders and has been employed by the Group since 1999. Prior to his current employment, Mr. Zhang worked at Liming Network Group focusing on software and network application systems research and development. Mr. Zhang has a Bachelor of Science degree specializing in Computer & its Application obtained in 1993 from Shenzhen University and a Master's degree in Computer Application and System Structure from South China University of Technology obtained in 1996. Mr. Zhang has more than 9 years of experience in the telecommunications and Internet industries.

Mr. Zhang is the beneficial owner of Best Update International Limited, a substantial shareholder of the Company, holding 93,085,530 Shares representing approximately 5.30% of the issued share capital of the Company within the meaning of Part XV of the Securities and Futures Ordinance; otherwise, he does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. There is a service contract between the Company and Mr. Zhang for a term of three years from 25 March 2004. Mr. Zhang is subject to retirement and re-election at annual general meetings of the Company in accordance with the Articles. Mr. Zhang is entitled to an annual base salary after tax of RMB1,430,000 and other payment under any bonus program on a pro rata basis for the year 2005 according to the service contract with the Company. The total package received in the year 2005 by Mr. Zhang was approximately RMB4.17 million (before tax), which included the base salary paid under the service contract, a performance bonus and the contribution to the retirement funds.

Save as disclosed herein, there is no information that should be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) and there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

3. **Antonie Andries Roux**

Antonie Andries Roux, age 48, has been a non-executive Director since 10 December 2002. Mr. Roux is currently Chief Executive Officer of Internet Operations for the MIH group companies, a position he has held since 2002. Mr. Roux joined the Naspers group in 1979 and was a founding member of M-Net in 1985. In 1997, he was appointed Chief Executive Officer of M-Web South Africa. Currently, Mr. Roux serves on the boards of directors of a number of companies that are subsidiaries of or associated companies with MIH, including Sportscn, Mweb (Thailand) Limited and M-Web Holdings (Pty) Limited. Mr. Roux has more than 26 years of experience in the telecommunications industry.

Mr. Roux is related to MIH, the controlling shareholder of the Company; otherwise, as at the Latest Practicable Date, Mr. Roux does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and does not hold any interest in Shares within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Mr. Roux. Mr. Roux's term is for one year but is subject to retirement and re-election at annual general meetings of the Company in accordance with the Articles. Mr. Roux as a non-executive director is not entitled to any director's fee.

Save as disclosed herein, there is no information that should be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) and there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

4. **Charles St Leger Searle**

Charles St Leger Searle, age 42, has been a non-executive Director since 5 June 2001. Mr. Searle is currently the Director of Corporate Development for the MIH group companies in Asia. Prior to joining the MIH group companies, he held various corporate finance positions at Cable & Wireless plc and Hong Kong Telecom. Prior to joining Cable & Wireless plc, he was a senior corporate finance manager at Deloitte & Touche in London and Sydney. Currently, Mr. Searle serves on the boards of directors of a number of companies that are subsidiaries of or associated companies with MIH. Mr. Searle graduated from the University of Cape Town in 1987 with a Bachelor of Commerce degree and is a member of the Institute of Chartered Accountants in Australia (1992). Mr. Searle has more than 11 years of experience in the telecommunications and Internet industries.

Mr. Searle is related to MIH, the controlling shareholder of the Company; otherwise, as at the Latest Practicable Date, Mr. Searle does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and does not hold any interest in Shares within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Mr. Searle. Mr. Searle's term is for one year but is subject to retirement and re-election at annual general meetings of the Company in accordance with the Articles. Mr. Searle as a non-executive director is not entitled to any director's fee.

Save as disclosed herein, there is no information that should be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) and there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

5. **Li Dong Sheng**

Li Dong Sheng, age 49, has been an independent non-executive Director since April 2004. Mr. Li is the Chairman and CEO of TCL Corporation, the Chairman of the Hong Kong listed TCL Multimedia Technology Holdings Limited and the Chairman of the Hong Kong listed TCL Communication Technology Holdings Limited, all of which produce consumer electronic products. Mr. Li graduated from Huanan Polytechnic University in 1982 with a Bachelor degree in radio technology and has more than 11 years of experience in the information technology field.

As at the Latest Practicable Date, Mr. Li does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and does not hold any interest in Shares within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Mr. Li. Mr. Li's term is for one year but is subject to retirement and re-election at annual general meetings of the Company in accordance with the Articles. Mr. Li is entitled to a director's fee of HK$200,000 per annum for the year 2005, which is determined with reference to his duties and responsibilities with the Company.

Save as disclosed herein, there is no information that should be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) and there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

6. **Iain Ferguson Bruce**

Iain Ferguson Bruce, age 65, has been an independent non-executive Director since April 2004. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the Senior Partner of KPMG from 1991 until his retirement in 1996 and served as Chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce has been a member of the Institute of Chartered Accountants of Scotland and is a fellow of the Hong Kong Institute of Certified Public Accountants, with over 40 years' experience in the accounting profession. Mr. Bruce is currently an independent non-executive director of China Merchants DiChain (Asia) Ltd., a logistics platform operating company, Vitasoy International Holdings Ltd., a beverage manufacturing company, Wing On Company International Ltd., a department store operating and real property investment company, and Paul Y. Engineering Group Ltd., a construction and engineering services company. All of these companies are publicly listed companies in Hong Kong. Mr. Bruce is also a non-executive director of Noble Group Limited, a commodity trading company that is publicly listed in Singapore.

As at the Latest Practicable Date, Mr. Bruce does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and does not hold any interest in Shares within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Mr. Bruce. Mr. Bruce's term is for one year but is subject to retirement and re-election at annual general meetings of the Company in accordance with the Articles. Mr. Bruce is entitled to a director's fee of HK$200,000 per annum for the year 2005, which is determined with reference to his duties and responsibilities with the Company.

Save as disclosed herein, there is no information that should be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) and there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

7. **Ian Charles Stone**

Ian Charles Stone, age 55, has been an independent non-executive Director since April 2004. Mr. Stone is a consultant for Pacific Century CyberWorks ("PCCW") and a director, and Chief Executive Officer ("CEO"), of UK Broadband, a 100% owned subsidiary of PCCW conducting business in the United Kingdom. Mr. Stone has more than 35 years of experience in the telecom and mobile industries. He was the CEO of SmarTone between 1999 and 2001. Prior to joining SmarTone, he was Senior Adviser to First Pacific/PLDT of the First Pacific Group, Chief Operations Officer of Piltel, Managing Director of Pacific Link and Executive Director of Asialink, the regional telecom investment arm of First Pacific, respectively. Mr. Stone has also held senior positions at Cable & Wireless plc and Hong Kong Telecom.

As at the Latest Practicable Date, Mr. Stone does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and does not hold any interest in Shares within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Mr.

Stone. Mr. Stone's term is for one year but is subject to retirement and re-election at annual general meetings of the Company in accordance with the Articles. Mr. Stone is entitled to a director's fee of HK$200,000 per annum for the year 2005, which is determined with reference to his duties and responsibilities with the Company.

Save as disclosed herein, there is no information that should be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) and there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Tencent Holdings Limited (the "Company") will be held at Salon 6, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 24 May 2006, at 3:00 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2005.

2. To declare a final dividend.

3. To re-elect Directors and authorize the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

As special business, to consider and if thought fit, to pass with or without modification the following resolutions as Ordinary Resolutions:

5. "**That:**

(a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

(b) the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend

or similar arrangement pursuant to the articles of association of the Company from time to time, shall not exceed twenty per cent (20%) of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue"means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**That:**

(a) a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$0.0001 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent (10%) of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution; and

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**That**, conditional upon the passing of Resolutions 5 and 6 set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution 6 shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution 5."

As special business, to consider and if thought fit, to pass with or without modification the following resolution as a Special Resolution:

8. "**That** the articles of association of the Company be amended as follows:

   by deleting the word "special" before the word "resolution" in the first sentence of Article 86(5) and replacing therefor the word "ordinary"."

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 24 April 2006

Notes:

1. The register of members will be closed from Wednesday, 17 May 2006 to Wednesday, 24 May 2006, both days inclusive, during which period no transfer of shares will be registered. In order to be entitled to attend and vote at the forthcoming Annual General Meeting and to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:00 p.m. on Tuesday, 16 May 2006.

2. Any member entitled to attend and vote at the Annual General Meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint one or, if he holds two more shares, more person(s) as his proxy or proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. To be valid, the form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司


SEC MAIL
RECEIVED
PROCESSING
MAY 24 2006
WASH. D.C.
192
SECTION

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

Form of Proxy for use at the Annual General Meeting ("AGM") to be held on Wednesday, 24 May 2006

I/We (Note 1) ______________________________

of ______________________________

being the registered holder(s) of (Note 2) ____________ shares of HK$0.0001 each in the capital of Tencent Holdings Limited (the "Company") hereby appoint the Chairman of the AGM or, failing him (Note 3) ______________________________

of ______________________________

as my/our proxy to attend and vote for me/us on my/our behalf at the AGM to be held at Salon 6, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 24 May 2006 at 3:00 p.m. and or at any adjournment thereof in respect of the resolutions set out in the notice of AGM as indicated below, and if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR (Note 4)	AGAINST (Note 4)
1	To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2005.		
2	To declare a final dividend.		
3(i)	(a) To re-elect Mr. Ma Huateng as director.		
	(b) To re-elect Mr. Zhang Zhidong as director.		
	(c) To re-elect Mr. Antonie Andries Roux as director.		
	(d) To re-elect Mr. Charles St Leger Searle as director.		
	(e) To re-elect Mr. Li Dong Sheng as director.		
	(f) To re-elect Mr. Iain Ferguson Bruce as director.		
	(g) To re-elect Mr. Ian Charles Stone as director.		
3(ii)	To authorize the Board of Directors to fix the Directors' remuneration.		
4	To re-appoint Auditors and to authorize the Board of Directors to fix their remuneration.		
5	To grant a general mandate to the Directors to issue new shares (Ordinary Resolution 5 as set out in the notice of the AGM).		
6	To grant a general mandate to the Directors to repurchase shares (Ordinary Resolution 6 as set out in the notice of the AGM).		
7	To extend the general mandate to issue new shares by adding the number of shares repurchased (Ordinary Resolution 7 as set out in the notice of the AGM).		
8	To amend Article 86(5) of the articles of association of the Company in order to bring it in line with the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (Special Resolution 8 as set out in the notice of the AGM).		

Dated this ________ day of ________________ 2006 Signature of Shareholder(s) ______________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this Form of Proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the AGM is preferred, strike out the words "the Chairman of the AGM or" and insert the name and address of the proxy desired in the space provided. If no name is inserted, the Chairman of the AGM will act as your proxy. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY OF THE RESOLUTIONS, PLEASE PLACE A "✓" IN THE RELEVANT BOX MARKED "FOR"; IF YOU WISH TO VOTE AGAINST ANY OF THE RESOLUTIONS, PLEASE PLACE A "X" IN THE RELEVANT BOX MARKED "AGAINST".** Failure to tick either box of a resolution will entitle your proxy to cast your vote at his discretion in respect of that resolution. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the AGM other than those referred to in the Notice of the AGM.
5. This Form of Proxy must be signed by you or your attorney duly authorized in writing, or in the case of a corporation, must be either executed under its common seal or under the hand of an officer, attorney or other person duly authorized.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the name stand in the register of Members.
7. To be valid, this Form of Proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 48 hours before the time appointed for the AGM (or any adjournment thereof).
8. Any member entitled to attend and vote at the AGM is entitled to appoint one or, if he holds two or more shares, more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a member of the Company.
9. Completion and delivery of this Form of Proxy will not preclude you from attending and voting at the AGM if you so wish.